Mail Stop 6010

July 20, 2007

Mr. Ronald J. Semanick
Chief Financial Officer
Paragon Technologies, Inc.
600 Kuebler Road
Easton, Pennsylvania 18040

> **Re: Paragon Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 001-15729**

Dear Mr. Semanick:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant